201 N. Harrison St.	Carl G. Schmidt
Davenport, IA 52801-1939	Vice President, Chief Financial Officer
www.lee.net	and Treasurer
(563) 383-2179
Fax: (563) 323-9609
carl.schmidt@lee.net

January 21, 2014

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Lee Enterprises, Incorporated
Registration Statement on Form S-3
Filed December 18¸ 2013
File No. 333-192940

Dear Mr. Dobbie:

I am writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 13, 2014 (the “Comment Letter”), relating to the above-referenced Registration Statement of Lee Enterprises, Incorporated (the “Company”) on Form S-3 filed on December 18, 2013 (as amended, the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information. References to “we”, “our”, “us” and the like throughout this letter refer to the Company.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below.

The Company, page 1

1.
Consistent with the disclosure in your Form 10-K for fiscal year ended September 29, 2013, please disclose here your net losses for the most recent audited period, and your substantial debt and the implications on your liquidity.

Securities and Exchange Commission
January 21, 2014

We have amended our disclosures in Amendment No. 1 to include disclosures of our net losses for the most recent audited period, our debt and the implications on our liquidity. Please see pages 1-4 of Amendment No. 1.

Description of Purchase Contracts, page 33

2.
We note that you contemplate offering purchase contracts for the purchase or sale of securities issued by third parties, a basket of such securities, an index or indices of such securities, or any combination of the aforementioned as specified in the applicable prospectus supplement. Please explain to us what plans you have for issuing such purchase contracts and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer purchase contracts consisting of securities or obligations of third parties, please have counsel, as applicable, revise its opinion to address the legality of each component of the purchase contracts. Alternatively, please remove any language regarding the offering of purchase contracts consisting of securities or obligations of third parties.

We have removed from the Registration Statement any language regarding the offering of purchase contracts consisting of securities or obligations of third parties.

3.	In this regard, please explain to us what plans you have for issuing purchase contracts for currencies or commodities. In your response, please describe to us the currencies or commodities involved.

Please see response to item number 2, above.

Exhibit 5.1

4.
We note that the opinions given in Exhibit 5.2 related to the debt securities are limited to the laws of the State of New York. We also note that you have not included opinions that the registrant is validly existing, has the power to create the obligations, and has taken the required steps to authorize entering into the obligations with respect to these debt securities. Given that the company is incorporated in Delaware, please have counsel revise this opinion accordingly. For guidance, see section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibit 5.1 has been revised to reflect the fact that counsel is of the opinion that as of this date, the Company is validly existing, has the power to create the obligations under the Debt Securities, and that the Board of Directors of the Company has authorized the filing of the Registration Statement registering the Debt Securities. However, because this is a shelf registration, the Company has not yet decided to issue or sell such Debt Securities and would not take the required steps to authorize entering into the obligations with respect to any such Debt Securities until the Company has fixed the terms thereof. If and when the Company decides to issue and sell any Debt Securities, counsel will provide an updated opinion letter including the opinions requested above in accordance with section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

5.
Please have counsel opine that the Depositary Shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement. For guidance, see section II.B.1.d. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibit 5.1 has been revised accordingly.

6.
Refer to the last paragraph on page 4. Please have counsel revise the first sentence to remove the limitation on the scope of the opinion, or tell us why it is appropriate to require that the opinion be

Securities and Exchange Commission
January 21, 2014

interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section.

Exhibit 5.1 has been revised to remove the requirement that the opinion be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section.

Exhibit 5.2

7.
Refer to the first paragraph on page 2. Please have counsel revise the last sentence to remove the assumption that New York law applies or confirm that an opinion without this assumption will be filed at takedown to the extent any of the applicable agreements are governed by other than New York law.

An opinion without this assumption will be filed at takedown to the extent any of the applicable agreements are governed by other than New York law.

We hope that these responses satisfy the Staff. Please do not hesitate to contact me with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

LEE ENTERPRISES, INCORPORATED

By /s/ Carl G. Schmidt
Carl G. Schmidt
Vice President, Chief Financial Officer         and Treasurer